Exhibit 8.1

List of Subsidiaries of Yanzhou Coal Mining Company Limited

The following table lists information concerning the subsidiaries of Yanzhou Coal Mining Company Limited:

Name	Jurisdiction of establishment Percentage of Interest held by Yanzhou
Subsidiaries:
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	PRC	52.38%
Shandong Yanmei Shipping Co., Ltd. (formerly known as Zoucheng Nanmei Shipping Co., Ltd.)	PRC	92%

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